SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c)

and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2.

Under the Securities Exchange Act of 1934
(Amendment No.     )*

AeroGrow International, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

00768M103

(CUSIP Number)

June 30, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 00768M103

1	Names of Reporting Persons Wildernest Logistics Solutions, Inc.

2	Check the Appropriate Box if a Member of a Group* (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 870,000

	6	Shared Voting Power 0

	7	Sole Dispositive Power 870,000

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 870,000

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares*

11

Percent of Class Represented by Amount in Row 9
7.0% (Based on 12,425,249 shares of common stock of the Issuer outstanding as of June 30, 2009, as represented by the Issuer in its Annual Report on Form 10-K for the period ended March 31, 2009.)

12	Type of Reporting Person (See Instructions) CO

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 00768M103

1	Names of Reporting Persons Thomas K. Cagney

2	Check the Appropriate Box if a Member of a Group* (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 872,500

	6	Shared Voting Power 0

	7	Sole Dispositive Power 872,500

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 872,500

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares*

11

Percent of Class Represented by Amount in Row 9
7.0% (Based on 12,425,249 shares of common stock of the Issuer outstanding as of June 30, 2009, as represented by the Issuer in its Annual Report on Form 10-K for the period ended March 31, 2009.)

12	Type of Reporting Person (See Instructions) IN

*SEE INSTRUCTION BEFORE FILLING OUT!

Item 1.
	(a)	Name of Issuer: AeroGrow International, Inc.
	(b)	Address of Issuer’s Principal Executive Offices: 6075 Longbow Drive, Suite 200, Boulder, Colorado 80301

Item 2.
(a)

Name of Person Filing:
This Schedule 13G is being filed on behalf of Wildernest Logistics Solutions, Inc. and its sole shareholder, Thomas K. Cagney, with respect to the shares of the Issuer held by Wilderness Logistics Solutions, Inc. and Thomas K. Cagney.

(b)

Address of Principal Business Office or, if none, Residence:
The principal business offices of Wildernest Logistics Solutions, Inc. and Thomas K. Cagney is 3500 N. Windsor Dr., Ste. 400, Aurora CO 80011.

	(c)	Citizenship: Wildernest Logistics Solutions, Inc. is a Colorado corporation and Thomas K. Cagney is a United States citizen.
	(d)	Title of Class of Securities: Common Stock, par value $0.001 per share.
	(e)	CUSIP Number: 00768M103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or §§240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act.
	(b)	☐	Bank as defined in section 3(a)(6) of the Act.
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act.
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940.
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act.
	(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).
	(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership.
Reference is made to Items 5-9 and 11 of page 2 and 3 of this Schedule 13G, which Items are incorporated by reference herein.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.

By signing below, Wildernest Logistics Solutions, Inc. and Thomas K. Cagney, certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 31, 2009		Date: July 31, 2009

Wildernest Logistics Solutions, Inc.		Thomas K. Cagney

By:	/s/ Thomas K. Cagney	/s/ Thomas K. Cagney
Thomas K. Cagney
President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties for whom copies are to be sent.

ATTENTION:
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)